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                             [KTR Letterhead]

KOEPPEL TENER REAL ESTATE SERVICES, INC.
5477 Glen Lakes Drive, Suite 202, Dallas, TX 75231
214 363-3373  Fax 214 369-4388


                                                   March 28, 1996

Mr. Donald Haber
Vice President
Lehman Brothers
American Express Tower
12th Floor
World Financial Center
New York, NY 10285

Reference:  The Village Green Apartments
            101 South Burbank Drive
            Montgomery, Montgomery County, Alabama

Dear Mr. Haber:

Pursuant to your request, we have completed an appraisal of the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of March 13, 1996.

The subject property consists of 27.30 acres of land improved with a 337-unit apartment complex that was developed in 1974. The property contains one, two, and three-bedroom floor plans situated within 19 residential buildings. The subject property contains approximately 321,500 rentable square feet of living area, which suggests an average unit size of 954 square feet. Additional building and site improvements include an office/clubhouse, paved surface parking, one swimming pool, tennis courts, a playground, concrete walkways, and landscaping.

The scope of the appraisal included an inspection of the subject and extensive analysis of the economic factors affecting the subject's competitive position in the influencing market. Primary emphasis was placed on the value derived within the Income Capitalization Approach with secondary support coming from the value derived within the Sales Comparison Approach. The analyses, opinions, assumptions and conclusions were prepared by the undersigned and are contained within the attached appraisal report.

This appraisal has been made in conformity with and is subject to the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Standards Board of the Appraisal Foundation. In addition, this report has been prepared in compliance with the


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Koeppel Tener Real Estate Services, Inc.
Appraisal Division


Mr. Donald Haber                                              March 28, 1996
Lehman Brothers                                                       Page 2


Appraisal Standards set forth in the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the appraisal reporting requirements of the Federal Home Loan Mortgage Corporation. Special attention must be given to the Appraisal Assumptions and Limiting Conditions section of this report which further identify the scope and use of this appraisal.

Based upon the data, analyses and conclusions contained within this appraisal report, it is our opinion that the market value of the Fee Simple Estate of the subject property, as of March 13, 1996, is:


                EIGHT MILLION ONE HUNDRED THOUSAND DOLLARS
                               (8,100,000)


Please call upon us for any questions you may have regarding the appraisal. It has been a pleasure to be of service to you.


Sincerely,

KOEPPEL TENER REAL ESTATE SERVICES, INC.


/s/  Steven J. Goldberg,                       /s/  Jerry L. Fulwiler
-----------------------------                  ------------------------
     Steven J. Goldberg, MAI                        Jerry L. Fulwiler
     Senior Vice President                          Staff Appraiser